Exhibit 99.1

Veris Gold Corp. production update for August 2013

Toronto Stock Exchange: VG

VANCOUVER, Sept. 9, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide a mid-quarter update regarding production improvements at its wholly-owned Jerritt Canyon gold mines and processing facility in Elko County, Nevada.  Jerritt Canyon is operated by Veris Gold USA Inc., ("Veris USA"), a wholly-owned subsidiary of the Company.

Overall Operational Report
During the month of August the plant averaged over 4,264 tons per operating day producing 16,699 ounces of gold (including 2,138 ounces from Newmont Mining Corp. ("Newmont") toll milling), with an average recovery of 85%, continuing to demonstrate significant improvements over recoveries achieved earlier in the year.

R. Llee Chapman, President and CEO of Veris commented, "Our team at Jerritt Canyon once again delivered an excellent month in August:  We had no accidents or reportable incidents and we mined over 93,000 tons of ore from our three underground gold mines; a new record for the property.  Most of the ores came from the Small Mine Development ("SMD") operated Smith and Starvation Canyon Mines as we continue to make improvements at the SSX mine to ensure that it meets its target of 1,200 tons per day. We are making excellent progress at SSX and expect a good fourth quarter from the mine. In the plant we processed over 119,000 tons during the month with an average recovery rate of 85%. All of this resulted in 16,699 ounces of gold production for August of which 2,138 gold ounces are attributed to toll milling for Newmont."

Mr. Chapman further commented, "Under the leadership of Graham Dickson, our COO, the mill is averaging over 4,200 tons per operating day and we have had several days over 5,000 tons.  Our mines are producing steadily and we now have a secure source of toll milling ores.  Furthermore, while our share price is still in recovery phase during this difficult market, we have nonetheless been able to secure two equity financings, which will assist in the ongoing refurbishment of Jerritt Canyon and assist in our continued efforts to refinance our debt.  Discussions regarding debt refinancing are ongoing and we expect to be able to report on results in the fourth quarter of this year. The first step in the ongoing process of turning our company around is to ensure that the Jerritt Canyon assets are productive and efficient. Our team is one of the very best in the business and you can see by these recent results that the Jerritt Canyon property continues to improve because of their sustained efforts. We look forward to delivering and reporting on our continued exceptional progress to our shareholders in the near term."

Graham Dickson, COO, stated, "These great results for the month of August are a direct result of the excellent work carried out by site personnel during the annual shutdown in July. While there is renewed vigor throughout the operations at Jerritt Canyon there are still improvements to be made to make certain the results achieved will provide a blueprint for the next quarter and into 2014."

Mine Production
In the third quarter to date, the SSX Mine produced a total of 40,980 tons containing 7,639 ounces of gold averaging 660 tons per day.  The Smith Mine has produced 99,396 tons containing 16,867 ounces of gold averaging 1,603 tons per day so far for the quarter. At Starvation Canyon 28,424 tons were mined containing 7,190 ounces of gold for an average of 470 tons per day.  An improvement in grade has been seen at all of the operating mines with mine grades averaging approximately 0.17 ounce per ton for the quarter to date.

Toll Milling
Total ore processed at the Jerritt Canyon processing plant in August includes 25,005 tons from Newmont. The Company ran these tons in approximately six days averaging 4,169 tons per day and produced 2,138 gold ounces for Newmont.

Processing Plant
The plant processed 119,788 tons in August, averaging over 4,200 tons per operating day with over 5,000 tons per operating day on several occasions.  So far this quarter, allowing for the annual maintenance shutdown taken in July, the plant has run 187,622 tons averaging over 3,750 tons per operating day.  Recovery rates remain in the 85-87% range and as noted previously, ore grades continue to improve.

Production Outlook
The Company continues to be focused on achieving the targeted production of 145,000 ounces of gold for the year from its three existing underground mines.  The results from this period are encouraging and show that this target is achievable.  We will continue to develop a sustainable, long term mining plan at the SSX Mine and continue optimizing plant capacity at 4,300 tons per day while processing both third party ore as well as Jerritt mined ore from the SSX, Smith and Starvation Canyon Mines.  In order to conserve capital in 2013 and concentrate our mining efforts on achieving the targeted 1,200 tons per day mining rate at the SSX Mine, the Saval 4 project has been put on hold until 2014.  We will continue to target operating costs in the $850 range by the end of the year through a combination of throughput and cost reduction efforts which are ongoing.

Quality Control
Assaying of all mine production samples were conducted by the Jerritt Canyon lab using standard fire assay techniques.  The company's 2012 and 2013 Quality Assurance and Quality Control protocols are similar to those done in 2010 and 2011 and are available at the Company's website:  http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer, B.Sc., former Chief Geologist and recently promoted to General Manager, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President & CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 06:30e 09-SEP-13